STUBBS, ALDERTON & MARKILES, LLP
          LETTERHEAD
                                           JOHN MCILVERY
                                           Partner
                                           Direct Voice 818.444.4502
                                           Direct Fax   818.474.8602
                                           E-Mail       jmcilvery@biztechlaw.com


December 8, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

         RE:      CENTURY PACIFIC FINANCIAL CORPORATION
                  RESPONSES  TO STAFF  COMMENTS OF DECEMBER 6, 2005 WITH RESPECT
                  TO:

                  ITEM 4.01 FORM 8-K FILED DECEMBER 6, 2005
                  FILE NO. 0-16075

Ladies and Gentlemen:


         On behalf of Century Pacific Financial Corporation (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated December 6, 2005 (the "COMMENT LETTER"). In addition, we have enclosed for filing an amendment on Form 8-K/A (the "FORM 8-K/A"), which amends the Company's Current Report on Form 8-K filed on December 6, 2005

         The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

FORM 8-K

1. PLEASE REVISE YOUR DISCLOSURE WITH RESPECT TO DISAGREEMENTS TO COVER THE SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF DISMISSAL. WE WOULD EXPECT YOU TO BE ABLE TO STATE THAT FOR THE TWO MOST RECENT FISCAL YEARS AND THE SUBSEQUENT INTERIM PERIOD THROUGH NOVEMBER 30, 2005,
         THERE WERE NO DISAGREEMENTS WITH SHELLEY INTERNATIONAL..., IF TRUE. PLEASE REVISE OR ADVISE.

         The Company has revised the disclosure in the Form 8-K/A in response to the Staff's comments.

         In addition to the foregoing, attached to this response letter is a letter from the Company stating the Company's acknowledgement of the matters requested on Page 2 of the Comment Letter.


          15821 Ventura Boulevard, Suite 525, Encino, California 91436 office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
December 8, 2005
Page 2


         We hope the above is responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                             Sincerely,


                                             /s/ John J. McIlvery
                                             -------------------------
                                             John J. McIlvery



cc:      Darryn Barber

                      CENTURY PACIFIC FINANCIAL CORPORATION
                          150 WEST JEFFERSON BOULEVARD
                          LOS ANGELES, CALIFORNIA 90007

                                December 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561

         RE:      CENTURY PACIFIC FINANCIAL CORPORATION.
                  RESPONSES  TO STAFF  COMMENTS OF DECEMBER 6, 2005 WITH RESPECT
                  TO:

                  ITEM 4.01 FORM 8-K FILED DECEMBER 6, 2005
                  FILE NO. 0-16075

Ladies and Gentlemen:

         This letter is provided by Century Pacific Financial Corporation (the "Company") in response to the comment letter from the Staff of the Securities Exchange Commission dated December 6, 2005 with respect the filing listed above. The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       Century Pacific Financial Corporation

                                       By:   /S/ DARRYN BARBER
                                             -----------------------------
                                                 Darryn Barber
                                                 Chief Financial Officer